UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                 No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

August 30, 2012	By:	/s/ Ortal Klein

Ortal Klein, Adv.
Corporate Secretary

Contact:

Alon Holdings Blue Square-Israel Ltd.

Dror Moran, CFO

Toll-free telephone from U.S. and Canada: 888-572-4698

Telephone from rest of world: 972-3-928-2220

Fax: 972-3-928-2299

Email: cfo@bsi.co.il

August 30, 2012 Rosh Ha'ayin, Israel –– Alon Holdings Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced its financial results for the second quarter ended June 30, 2012.

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD. ANNOUNCES THE FINANCIAL

RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF OF 2012

Increase in total results of the Company's segments (Commercial and fueling sites segment, Supermarkets segment, Non-food segment and Real estate segment) in this quarter amounted to NIS 161.6 million (U.S. $41.2 million) compared to NIS 123.8 million in the corresponding quarter last year.

o	In the commercial and fueling sites: increase in operating profit of 64% from NIS 33.2 million in the first quarter of this year to NIS 54.5 million in this quarter mainly from efficiency measures taken by the Company after reducing the marketing margin in September 2011 and expanding the activity in the convenience stores sector.

o	In the supermarkets segment-

-	The operating profit in the second quarter amounted to 2.0% compared to 1.1% in the first quarter of the year and 1.6% in the fourth quarter of 2011. The major improvement mainly derived from implementing efficacy measures and adjusting the expense structure.

-	Mega commenced the implementation of a strategic maneuver in 30 branches of the chain that shall include:
o Exiting from 10 branches until the end of the year.
o Launching new HD chain in national deployment of 20 branches.
-	The operating profit rate excluding these branches is 3.4% in the second quarter of the year

-	Mega expects that it shall complete the deployment of self-stewarding until the end of the first quarter of 2013.

o	BSRE completed during this quarter the purchase of land in the wholesale market complex and recorded a gain of NIS 95 million from revaluating the commercial section. In addition, following a decrease in the holding rate in the residential section of the project, BSRE recorded a gain of NIS 19.6 million.

1

o	The Non Food segment: an operating loss of NIS 2.3 million in the first half of 2012 compared to an operating loss of NIS 1.6 million in the first half of 2011.

o	Toward the end of the second quarter, the Company launched cellular operations under the brand "YouPhone". YouPhone offers an unlimited program and Triple programs (food, gasoline and communication) in collaboration with the customers club.

The main results of the quarter as compared to the comparable quarter:

	2012			2011
Data in millions of NIS	H1	Q2	Q1	H1	Q2	Q1
Net revenues	6,513.6	3,335.1	3,178.5	6,215.6	3,208.5	3,007.1
Gross profit	1,419.4	720.8	698.6	1,481.5	752.0	729.5
Operating profit	193.9	155.8	38.1	210.9	118.1	92.8
Finance expenses, net	138.9	95.7	43.2	56.0	15.2	40.8
Net profit for the period	51.2	48.4	2.8	109.5	71.8	37.7

Results for the second quarter of 20121

Gross revenues

Revenues (including government levies) in the second quarter of 2012 amounted to NIS 4,090.5 million (U.S. $1,042.7 million) as compared to revenues of NIS 3,890.0 million in the comparable quarter last year, an increase of 5.2%. The main increase in revenues was due to an increase in the revenues of Dor Alon compared to the corresponding quarter last year.

Revenues from sales, net

Revenues of the Commercial and Fueling sites segment – amounted in this quarter to NIS 1,575.8 million (U.S. $401.7 million) as compared to NIS 1,328.3 million in the corresponding quarter last year, an increase of 18.6%. The main increase was due to an increase in the price of petrol and an increase in sales in the convenience stores.

1The Company operates in four segments: Supermarkets, Commercial and fueling sites, Non Food retail and wholesale and Real Estate. Segmental information is included in this report below.

2

Revenues of the Supermarkets segment – amounted in this quarter to NIS 1,653.5 million (U.S. $421.5 million) as compared to NIS 1,766.5 million in the corresponding quarter last year, a decrease of 6.4%. The decrease in revenues was due to a reduction in the same store sales (SSS) at a rate of 7.6% which was mainly due to the increasing competition and opening of commercial areas and erosion in sale prices and was offset by the net opening of 8 new branches during the last 12 months.

Revenues of the non-food segment – a reduction in revenues by 8.5% from NIS 105.3 million in the second quarter of 2011 to NIS 96.4 million (U.S. $24.6 million) in the current quarter. The decrease in revenues is mainly due to a decrease in sales to franchisees following the closing of 20 franchised stores over the last 12 months and was partially offset by an increase in Na'aman and Vardinon and in stores transferred from franchise to self-operation.

Revenues of the real estate segment – an increase in rental income of 7.1% from NIS 8.4 million in the second quarter of 2011 to NIS 9.0 million (U.S. $2.3 million) in the current quarter, mainly due to an increase in leased space.

Gross profit in the second quarter of 2012 amounted to NIS 720.8 million (U.S. $183.7 million) (21.6% of revenues) as compared to gross profit of NIS 752.0 million (23.4% of revenues) in the comparable quarter last year. The decrease in the gross profit compared to the corresponding quarter last year was mainly due to the decrease in sales in the supermarkets segment following increasing competition and decrease in sales to franchisees in the non food segment as a result of discontinued operations of several franchisees and was partly offset by increase in the gross profit in the commercial and fueling segment.

In the Commercial and fueling sites segment, gross profit amounted to NIS 234.4 million (U.S. $59.7 million), (14.9% of revenues) compared to NIS 223.0 million in the comparable quarter last year (16.8% of revenues). The increase of 5.1% in the gross profit compared to the corresponding quarter last year mainly derived from convenience stores and was partly offset from the impact of changes in the prices of petrol on the value of inventory and the reduction of marketing margin of supervised gasoline.

In the Supermarkets segment, gross profit amounted to NIS 445.8 million (U.S. $113.6 million), (27.0% of revenues) compared to NIS 480.4 million in the second quarter of 2011 (27.2% of revenues), a decrease of 7.2% stemming from decrease in sales.

3

In the Non food segment, gross profit amounted to NIS 35.6 million (U.S. $9.1 million), (37.0% of revenues) compared to NIS 40.2 million in the comparable quarter last year (38.2% of revenues). The decrease in gross profit mainly drives from decrease in sales to franchisees, as aforementioned.

Selling, general and administrative expenses in the second quarter of 2012 amounted to NIS 664.5 million (U.S. $169.4 million) (19.9% of revenues), compared to expenses of NIS 646.0 million (20.1% of revenues) in the comparable quarter last year, an increase of 2.9%. The main increase was recorded in the Commercial and fueling sites segment from adding new sites, in the real estate segment from recording a provision for management fees and from launching Alon Cellular.

In the Commercial and fueling sites segment, these expenses amounted to NIS 179.8 million (U.S. $45.8 million) compared to NIS 172.3 million in the second quarter of 2011, an increase of 4.3%, mainly deriving from opening new fueling sites and was partially offset by efficiency measures beginning from the fourth quarter of 2011.

In the Supermarket segment, selling, general and administrative expenses amounted to NIS 412.9 million (U.S. $105.2 million) compared to expenses of NIS 412.3 million in the comparable quarter in 2011. The expenses in this quarter include costs for net opening of 8 new branches during the last 12 months net of decrease in the expenses of SSS stores and due to efficacy measures.

In the Non food segment, these expenses amounted to NIS 42.3 million (U.S. $10.8 million) (an increase of 2.4%) compared to NIS 41.3 million in the comparable quarter in 2011. The increase derives from an increase in the retail activity and the transition from franchise into self-operated stores.

In the real estate segment, these expenses amounted to NIS 10.8 million (U.S. $2.8 million) compared to NIS 4.6 million in the comparable quarter in 2011. The increase derives from recording a provision for management fees in the mall company that builds the commercial spaces in the wholesale market complex in Tel Aviv.

Operating profit (before other gains and losses and changes in fair value of investment property) in the second quarter of 2012 amounted to NIS 56.3 million (U.S. $14.4 million) (1.7% of revenues) as compared to NIS 106.0 million (3.3% of revenues) in the comparable quarter last year, a decrease of 46.9%. The decrease in the operating profit was mainly due to decrease in sales in the Supermarkets segment and the increase in selling, general and administrative expenses in the Real estate segment, as aforementioned, and the costs of launching Alon Cellular.

4

In the Commercial and fueling sites segment, operating profit increased from NIS 50.7 million in the second quarter of 2011 to NIS 54.5 million (U.S. $13.9 million) due to increase in sales of the convenience stores that was partly offset by the influence of the reduction in marketing margin.

In the Supermarkets segment, operating profit decreased from NIS 68.0 million in the comparable quarter last year to NIS 32.4 million (U.S. $8.3 million) due to decrease in sales and increase in expenses as mentioned above.

In the Non food segment, operating loss of NIS 4.3 million in the comparable quarter in 2011 as compared to operating loss of NIS 7.0 million (U.S. $1.8 million) due to decrease in sales to franchisees as a result of discontinued operations.

In the real estate segment, transfer from operating profit of NIS 3.8 million in the comparable quarter in 2011 to operating loss of NIS 1.8 million (U.S. $0.5 million) due to increase in selling administrative and general expenses as aforementioned.

Changes in fair value of investment property in the second quarter of 2012 the Company recorded profit from the increase in the value of investment property in the amount of NIS 81.6 million (U.S. $20.8 million) compared to NIS 16.4 million in the comparable quarter last year. The profit in this quarter includes NIS 95 million from revaluation of the commercial section in the wholesale market complex in Tel Aviv.

Other income (expenses), net other income in the second quarter of 2012 amounted to NIS 17.8 million (U.S. $4.5 million) compared to other expenses of NIS 4.4 million in the comparable quarter last year. The income in this quarter includes a gain from decrease in holding rate and loss of control in the residential company in the wholesale market complex in Tel Aviv amounting to NIS 19.6 million (U.S. $5.0 million).

5

Operating profit amounted to NIS 155.8 million (U.S. $39.7 million) (4.7% of revenues) as compared to operating profit of NIS 118.1 million (3.7% of revenues) in the comparable quarter last year, an increase of 31.9%.

Finance costs, net in the second quarter of 2012 amounted to NIS 95.7 million (U.S. $24.4 million) as compared to net finance costs of NIS 15.2 million in the comparable quarter last year. The increase in finance costs, net derives from decrease in finance income. The comparable quarter last year includes revenues of NIS 70 million from revaluation of the option to purchase Diners shares that was realized in the third quarter of 2011.

Taxes on income in the second quarter of 2012 amounted to NIS 12.8 million (U.S. $3.3 million) (an effective tax rate of 20.9% as compared to the statutory rate of 25%) as compared to tax expenses totaled NIS 31.1 million in the comparable quarter last year (an effective tax rate of 30.2% as compared to the statutory rate of 24%). The decrease in the effective tax rate in this quarter derives from recording a gain from decrease in holding rate in respect of which, the Company did not record deferred taxes.

Net income for the second quarter of 2012 amounted to NIS 48.4 million (U.S. $12.3 million) compared to a net income of NIS 71.8 million in the second quarter of 2011. The net income in the second quarter of 2012 attributed to the Company's shareholders amounted to NIS 28.8 million (U.S. $7.3 million) or NIS 0.44 per share (U.S. $0.11) and the income attributed to non controlling interests amounted to NIS 19.6 million (U.S. $5.0 million).

Cash flows for the second quarter of 2012

Cash flows from operating activities: Net cash flow used in operating activities amounted to NIS 141.7 million (U.S. $36.1 million) in the second quarter of 2012 compared to NIS 218.4 million from operating activities in the comparable quarter last year. The decrease in this quarter cash flows from operating activities compared to the comparable quarter derives from purchase of real estate inventory by BSRE of NIS 247.0 million (U.S $63.0 million) compared to purchase of real estate inventory of NIS 2.1 million in the comparable quarter last year, increase in working capital needs mainly due to increase in petrol prices and decrease in operating profit of approximately NIS 63.5 million (U.S $16.2 million) net of tax received, net amounting to NIS 26.8 million (U.S $6.8 million) in the second quarter of 2012 compared to tax paid, net amounting to NIS 20.9 million in the comparable quarter last year.

6

Cash flows used in investing activities: Net cash flows used in investing activities amounted to NIS 263.8 million (U.S. $67.2 million) in the second quarter of 2012 as compared to net cash used in investing activities of NIS 83.9 million in the comparable quarter. Cash flows used in investing activities in the second quarter of 2012 mainly included the purchase of investment property, property and equipment and intangible assets of total NIS 208.0 million (U.S. $53.0 million), including an investment of NIS 121.5 million (U.S. $31.0 million) for consummating the purchase of real estate in the commercial section of the wholesale market complex, the grant of long term loans of NIS 14.9 million (U.S. $3.8 million) mainly to the controlling shareholder, investment in restricted deposits of NIS 60.9 million (U.S. $15.5 million) and investments in securities of NIS 38.7 million (U.S. $9.9 million), net of proceeds from realization of securities of NIS 44.5 million (U.S. $11.3 million) and a dividend received amounting to NIS 11.0 million (U.S. $2.8 million).

In the second quarter of 2011 the cash flows used in investing activities mainly included the purchase of property and equipment, investment property and intangible assets of total NIS 85.8 million, investment in advances from purchasers of apartments of NIS 8.1 million and investments in short term deposits of NIS 3.2 million and was offset by interest received of NIS 7.7 million.

Cash flows from financing activities: Net cash flows from financing activities amounted to NIS 516.8 million (U.S. $131.7 million) in the second quarter of 2012 as compared to net cash flows used in financing activities of NIS 135.1 million in the corresponding quarter last year. The cash flows from financing activities in the second quarter of 2012 mainly included issuance of bonds of NIS 31.3 million (U.S. $8.0 million) and receiving loans of NIS 497.8 million (U.S. $126.9 million) that was offset by interest payments of NIS 60.5 million (U.S. $15.4 million), repayment of loans of NIS 68.3 million (U.S. $17.4 million) and bond repayment of NIS 88.2 million (U.S. $22.5 million). The net cash flows used in financing activities in the second quarter of 2011 included mainly, repayment of bonds of NIS 136.3 million, repayment of long term loans of NIS 66.6 million and payment of interest of NIS 54.6 million and was offset by receipt of long term loans of NIS 107.0 million and change in short term credit of NIS 32.7 million.

7

Comments of Management

Mr. David Weissman, Chairman of the Board of Directors and Chief Business Officer – "We are very pleased from the measures taken by Dor Alon for dealing with the issues of reducing the marketing margin and improving the operating profit. The real estate company continues to grow and currently is in stages of development and betterment of real estate investment properties. Mega embodies strength with over 200 branches deployed nationally in cities and outside cities and a strong equity. In the Supermarkets segment we reached conclusions to be specified later on.

In the Non food segment, we are in a changing process that is led by the new CEO and chairman".

Regarding the Supermarket segment Mr. Zeev Vurembrand, CEO, said: "The Supermarkets segment presents a material improvement in the operating profit compared to the business results during the two elapsing quarters. The improvement of the business results derives from implementing the efficacy measures taken in the first quarter and from adjusting the operating expense structure to the changing market.

In recent months the Company formulated a comprehensive plan on the deployment of braches and the brand structure of the Supermarkets segment where the Company contemplates to handle 30 branches individually in two activity channels – exit from 10 branches on one hand and formulating a new Heavy Discount chain in the remaining branches, on the other hand.

The Company sold the operations of 9 branches and concluded a rental agreement in an additional branch in a total area of 23,000 sq.m. This maneuver will be completed until the end of 2012.

The second section of this plan is launching a chain in Heavy Discount format under a new name and in national deployment of 20 branches. This chain shall be launched until the end of the year, shall lead the Heavy Discount segment in Israel and shall be operated under a new operating model alongside the Mega chains.

8

The table below sets forth the operating profit rate of the Supermarkets segment in the first half of 2012 divided to branches designated for sale and the strategic change as detailed above and the other active branches.

Operating profit rate before other expenses and real estate revaluation	Second quarter of 2012
30 Branches designated for sale or for transfer to the new HD chain	-5.3%
The remaining branches	3.4%

In addition, Mega Retail continues the implementation stage of the self-stewarding system which was commenced in May 2012. The self-stewarding system is deployed in 120 branches and its deployment shall be completed in all of the chain's branches in the course of the first quarter of 2013. This measure is expected to improve the operating profitability of the Company.

9

Results for the first half of 2012

Gross revenues

Revenues (including government levies) in the first half of 2012 amounted to NIS 7,986.9 million (U.S. $2,035.9 million) as compared to revenues of NIS 7,599.5 million in the comparable period last year, an increase of 5.1%. The main increase in revenues was due to an increase in the revenues of Dor Alon compared to the corresponding quarter last year.

Revenues from sales, net

Revenues of the Commercial and Fueling sites segment – in the first half of 2012 amounted to NIS 3,006.1 million (U.S. $766.3 million) as compared to NIS 2,576.5 million in the first half of 2011, an increase of 16.7%. The main increase was due to an increase in quantity sales and increase in the prices of petrol.

Revenues of the Supermarkets segment – amounted in the first half of 2012 to NIS 3,279.5 million (U.S. $836.0 million) as compared to NIS 3,403.0 million in the corresponding period last year, a decrease of 3.6%. The decrease in revenues was due to a reduction in the same store sales (SSS) at a rate of 5.3% which was mainly due to the increasing competition and opening of commercial areas. This decrease was partially offset by the net opening of 6 new branches from the beginning of 2012.

Revenues of the non-food segment – amounted in the first half of 2012 to NIS 210.6 million (U.S. $53.7 million) compared to NIS 221.4 million in the first half of 2011 a decrease of 4.9%. The decrease in revenues is mainly due to a decrease in sales to franchisees and from closing stores by franchisees which was partially offset by an increase in Na'aman and Vardinon and in stores transferred from franchise to self-operation.

Revenues of the real estate segment – an increase in rental income of 15.6% from NIS 14.7 million in the first half of 2011 to NIS 17.0 million (U.S. $4.3 million) in the first half of 2012, due to an increase in leased space and increase of CPI.

Gross profit in the first half of 2012 amounted to NIS 1,419.4 million (U.S. $361.8 million) (21.8% of revenues) as compared to gross profit of NIS 1,481.5 million (23.8% of revenues) in the comparable period last year. The decrease in the gross profit compared to the corresponding period last year was mainly due to the decrease in sales of the supermarket segment.

10

In the Commercial and fueling sites segment, gross profit amounted to NIS 439.6 million (U.S. $112.0 million), (14.6% of revenues) compared to NIS 441.4 million in the comparable period last year (17.1% of revenues). A decrease in gross profit of 0.1% compared to the corresponding period last year deriving from a reduction in the marketing margin of supervised gasoline and was partially offset by increase in the activity of convenience stores and the impact of changes in the petrol prices on the value of inventory.

In the Supermarkets segment, gross profit amounted to NIS 882.4 million (U.S. $225.0 million), (26.9% of revenues) compared to NIS 938.4 million in the corresponding period last year (27.6% of revenues), a decrease of 6.0% stemming from decrease in the sales of SSS stores and erosion of gross profit margin due to the public protest and the increasing competition.

In the Non food segment, gross profit amounted to NIS 84.4 million (U.S. $21.5 million), (40.1% of revenues) compared to NIS 86.9 million in the first half of 2011 (39.3% of revenues). The decrease in gross profit mainly drives from decrease in sales to franchisees.

Selling, general and administrative expenses in the first half of 2012 amounted to NIS 1,327.5 million (U.S. $338.4 million) (20.4% of revenues), compared to expenses of NIS 1,283.7 million (20.7% of revenues) in the first half of 2011, an increase of 3.4%. The main increase was recorded in the Supermarkets segment due to the costs relating to the opening of branches.

In the Commercial and fueling sites segment, these expenses amounted to NIS 351.9 million (U.S. $89.7 million) compared to NIS 340.4 million in the first half of 2011, an increase of 3.4%, mainly deriving from opening new fueling sites and was offset by efficiency measures beginning from the fourth quarter of 2011.

In the Supermarket segment, selling, general and administrative expenses amounted to NIS 832.8 million (U.S. $212.3 million) compared to expenses of NIS 820.8 million in the first half of 2011, an increase of 1.5% that resulted from net opening 6 new branches and increase in electricity expenses and was partly offset by a decrease in the salary, advertising and maintenance expenses.

11

In the Non food segment, these expenses amounted to NIS 86.7 million (U.S. $22.1 million) (an increase of 6.0%) compared to NIS 81.8 million in the first half of 2011. The increase derives from an increase in the rental fees and increase in minimum wage.

In the Real estate segment - these expenses amounted to NIS 16.6 million (U.S. $4.2 million) compared to NIS 8.4 million in the comparable period last year. The increase in expenses derives from recording a provision for management fees in the mall company which builds the mall in the wholesale market complex.

Operating profit (before other gains and losses and changes in fair value of investment property) in the first half of 2012 amounted to NIS 91.9 million (U.S. $23.4 million) (1.4% of revenues) as compared to NIS 197.8 million (3.2% of revenues) in the comparable period last year, a decrease of 53.5%. The decrease in the operating profit was mainly due to increasing competition in the supermarkets segment, decrease in retail sales in the non food segment and the increase in selling, general and administrative expenses in the Supermarkets segment and the commercial and fueling sites, from opening new supermarkets and new commercial and fueling sites.

In the Commercial and fueling sites segment, operating profit decreased from NIS 101.0 million in the first half of 2011 to NIS 87.7 million (U.S. $22.3 million) due to reducing the marketing margin the impact of which was offset following efficacy measures.

In the Supermarkets segment, operating profit decreased from NIS 117.6 million in the comparable period last year to NIS 49.6 million (U.S. $12.6 million) due to decrease in sales and increase in expenses as mentioned above.

In the Non food segment, operating loss increased from NIS 1.6 million in the first half of 2011 to operating loss of NIS 2.3 million (U.S. $0.6 million) in the current period due to decrease in sales to franchisees.

12

In the real estate segment, operating profit decreased from NIS 6.3 million in the first half of 2011 to operating profit of NIS 0.4 million (U.S. $0.1 million) due to recording a provision for management fees in the mall company which builds the mall in the wholesale market complex.

Changes in fair value of investment property in the first half of 2012 the Company recorded profit from the increase in the value of investment property in the amount of NIS 84.3 million (U.S. $21.5 million) compared to NIS 19.4 million in the comparable period last year. The profit in the first half includes NIS 95 million from revaluation of the commercial section in the wholesale market complex in Tel Aviv.

Operating profit in the first half of 2012 amounted to NIS 193.9 million (U.S. $49.4 million) as compared to operating profit of NIS 210.9 million in the comparable period last year, a decrease of 8.1%.

Finance costs, net in the first half of 2012 amounted to NIS 138.9 million (U.S. $35.4 million) as compared to net finance costs of NIS 55.9 million in the first half of 2011. The increase in finance costs, net derives from decrease in finance income. Last year, revenues were included from revaluation of Diners option that was realized in the third quarter of 2011, net of decrease in finance costs this quarter in CPI linked loans following an increase of inflation at a lower rate than last year.

Taxes on income in the first half of 2012 totaled NIS 8.5 million (U.S. $2.2 million) (an effective tax rate of 14.3% as compared to the statutory rate of 25%) as compared to tax expenses totaled NIS 46.8 million in the comparable period last year (an effective tax rate of 29.9% as compared to the statutory rate of 24%). The decrease in the effective tax rate in this period derives mainly from recording a gain from decrease in holding rate in respect of which, the Company did not record deferred taxes.

Net income for the first half of 2012 amounted to NIS 51.2 million (U.S. $13.1 million) compared to a net income of NIS 109.5 million in the first half of 2011. The income in the first half of 2012 attributable to the Company's shareholders amounted to NIS 22.5 million (U.S. $5.7 million) or NIS 0.34 per share (U.S. $0.09) and the profit attributable to the non-controlling interests amounted to NIS 28.7 million (U.S. $7.3 million).

13

Cash flows for the first half of 2012

Cash flows from operating activities: Net cash flow from operating activities amounted to NIS 21.1 million (U.S. $5.4 million) in the first half of 2012 compared to NIS 434.5 million from operating activities in the comparable period last year. The decrease in cash flows from operating activities compared to the comparable period mainly derives from purchase of real estate inventory by BSRE of NIS 247.8 million (U.S $63.2 million) compared to purchase of real estate inventory of NIS 4.1 million in the comparable period last year, increase in working capital needs mainly due to increase in petrol prices and decrease in operating profit of approximately NIS 115.3 million (U.S $29.4 million) net of tax received, net amounting to NIS 16.3 million (U.S $4.1 million) in the first half of 2012 compared to tax paid, net amounting to NIS 40.6 million in the comparable period last year.

Cash flows used in investing activities: Net cash flows used in investing activities amounted to NIS 419.9 million (U.S. $107.0 million) in the first half of 2012 as compared to net cash used in investing activities of NIS 300.3 million in the comparable period last year. Cash flows used in investing activities in the first half of 2012 mainly included the purchase of property and equipment, investment property and intangible assets of total NIS 306.6 million (U.S. $78.2 million) as well as the grant of long term loans of NIS 38.6 million (U.S. $9.8 million) mainly to the controlling shareholders, investment in restricted deposits of NIS 69.9 million (U.S. $17.8 million) and investments in securities of NIS 133.9 million (U.S. $34.1 million), net of proceeds from realization of securities of NIS 109.8 million (U.S. $28.0 million) and receiving a dividend in the amount of NIS 11 million (U.S. $2.8 million).

In the first half of 2011 the cash flows used in investing activities mainly included the purchase of property and equipment, investment property and intangible assets of total NIS 176.6 million as well as the grant of short term loans of NIS 62.3 million mainly to the controlling shareholders and investment in advances from purchasers of apartments of NIS 95.4 million.

Cash flows from financing activities: Net cash flows from financing activities amounted to NIS 537.6 million (U.S. $137.0 million) in the first half of 2012 as compared to net cash flows used in financing activities of NIS 125 million in the corresponding period last year. The cash flows from financing activities in the first half of 2012 mainly included issuance of bonds of NIS 295.6 million (U.S. $75.3 million) and receiving long term loans of NIS 498.3 million (U.S. $127.0 million) that was offset by interest payments of NIS 117.4 million (U.S. $29.9 million), repayment of loans of NIS 188.1 million (U.S. $47.9 million) and bond repayment of NIS 92.1 million (U.S. $23.5 million). The net cash flows used in financing activities in the first half of 2011 included mainly, repayment of bonds of NIS 138.5 million, repayment of loans of NIS 126.1 million and payment of interest of NIS 110.3 million and was offset by increase in short term credit from banks of NIS 169.9 million and receipt of long term loans of 109.5 million.

14

Additional Information

1.	As of June 30, 2012, the Company operated 217 supermarkets divided as follows: Mega In Town -119; Mega Bool - 69; Zol Beshefa - 18; Eden Teva Market -20 of which 9 Eden within Mega, Dor Alon operated - 200 fueling stations and 204 convenience stores and the Bee Group operates 239 branches (some franchised).

2.	EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)[2] In the second quarter of 2012 EBITDA was NIS 125.1 million (U.S. $31.9 million) (3.8% of revenues) compared to NIS 174.7 million (5.4% of revenues) in the comparable quarter of 2011.

In the first half of 2012 EBITDA was NIS 231.0 million (U.S. $58.9 million) (3.5% of revenues) compared to NIS 335.5 million (5.4% of revenues) in the comparable period of 2011.

2Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, depreciation and amortization. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may be available to the use of the company and in addition EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and EBITDA which is presented in this press release.

15

Events during the reporting period

a.	Effective January 2012, the Company applies the amendment to IAS 12, Taxes on Income - deferred taxes on investment property. The adoption of the standard was made retrospectively. The effect of the above change on the presented comparative figures are decrease in provisions for deferred taxes of NIS 3 million and increase in accumulated earnings of NIS 2.4 million and increase in non -controlling interests of NIS 0.6 million. The above amendment had no material effect on the statement of income.

b.	During the second quarter of 2012, Alon Cellular launched its operations under the brand name "You Phone" and commenced to provide services to its customers. At the same time, the Company acquired the full ownership of Alon Cellular.

Commercial and fueling sites segment

a.	Commitment for establishing a power plant

On February 8, 2012, a corporation controlled by Dor Alon (55% held) entered into a detailed agreement with Sugat Sugar Refineries Ltd. (Sugat) under which the corporation shall establish a power plant on its premises with total capacity of up to 124 Mega Watt. At the first stage, the plant capacity shall be 64 Mega Watt. Under the agreement, the power plant shall provide the energy needs of Sugat for 24 years and 11 months and in addition, the corporation may sell steam and electricity to third parties.

It was further agreed that in the stage preceding the first stage, the corporation shall connect the Sugat plant to the natural gas transmission systems, shall convert the existing energy plant of Sugat to a dual system enabling the operation by fuel oil and natural gas and shall operate and maintain for Sugat its existing energy plant, all as determined in the detailed agreement.

On March 1, 2012, the corporation entered into an agreement with Israel Natural Gas Lines Ltd. ("INGL") to connect Sugat to the national transmission system for natural gas and to provide natural gas transmission services by INGL (the agreement).

16

Pursuant to the agreement, INGL shall establish the infrastructures that include, inter alia, the transmission piping and the facilities necessary to connect the Sugat plant to natural gas and shall install the infrastructures necessary for natural gas transmission to the power plant which is planned to be built by the corporation on the Sugat plant premises.

The agreement is for a period until July 31, 2029 with a renewal option of five additional years.

Pursuant to the agreement, the corporation shall bear the connecting expenses to the transmission system which is estimated at NIS 15 million. In addition the corporation is committed to pay the current annual payments to INGL for transmission services until the end of the agreement term in an immaterial amount, regardless of whether the corporation uses the transmission services or not.

On May 3, 2012, Alon Central Energy LP, a limited partnership held by a corporation controlled by Dor Alon, in which Dor holds a 55% interest and a third party holds a 45% interest, entered into a memorandum of understanding ("MOU") with Chiram Epsilon Ltd. (“Chiram”). Pursuant to the MOU, the partnership will invest NIS 75 million in exchange for the issuance of Chiram’s shares reflecting 36.2% of Chiram's outstanding shares. Chiram holds 36.7% of the outstanding shares of Dalia Power Energy Ltd, which is engaged in the construction of a private power plant with an output 870 Mega Watt. It was agreed that the parties shall act to sign a detailed agreement to regulate the terms of the commitment and at the same time the partnership shall carry out due diligence. The partnership has the right to cancel the MOU according to the terms contained in the MOU and Chiram shall refund to the partnership the monies paid to Chiram until that date. The cancellation right is at the disposal of the partnership also if the due diligence reveals material facts that were not known to the partnership on Chiram or Dalia. The agreement is subject to prerequisites including the receipt of regulatory approvals, as far as required. The parties to the partnership shall guarantee the partnership's commitment according to the MOU, each party in its relative share, according to his holdings in the partnership.

b.	On May 31, 2012, the Water and Energy Ministry updated the supervised marketing margin of gasoline 95 such that the marketing margin for self-service was increased by 4.7 Agorot per litter (before VAT) and the addition for full service was reduced by 3.8 Agorot per litter (before VAT). The above updating has no material effect on Dor Alon results in the reported period.

17

c.	On June 28, 2012, the Palestinian authority informed Dor Alon on discontinuing the commitment with the company regarding the supply of fuels to Gaza strip effective October 1, 2012.

Supermarkets segment

As of June 30, 2012, the area of all branches reaches 386,400 sq.m. The sales per meter amounted in the second quarter of 2012 to NIS 4,302 (U.S. $1,097) compared to NIS 4,782 in the corresponding quarter last year.

Sales per meter amounted in the first half of 2012 to NIS 8,606 (U.S. $2,193.7) compared to NIS 9,223 in the first half last year.

In the period of six months ended June 30, 2012, 6 branches, net, were opened in a total area of 10,525 sq.m.

Non food segment

On April 18, 2012, Bee Group informed that it had reached an agreement with a franchisee (which operates together with others 24 stores in the non-food segment - hereafter the franchisee) which experiences financial difficulties. Based on the franchise terms with the franchisee and the said agreement, Bee Group will take over the majority of the stores and the inventory in exchange for the debt. Following the agreement and based on the value of the assets that Bee Group will assume, the Company recorded a provision for doubtful accounts in the statements of financial position for the year ended December 31, 2011 in the amount of NIS 11.2 million.

Real estate segment

a.	Comverse Building

On May 13, 2012, BSRE signed a memorandum of understanding with a third party (the lessee), pursuant to which the Company agreed to erect a 23,000 square-meter office building on real property it owns in Ra'anana and also to construct a 2,300 square-meter basement (the structure), both of which will be leased to the lessee for 10 years for monthly rental fees of NIS 1,660 thousand linked to the CPI with a renewal option for an additional 5 years. The rental fees in this period shall increase by 7.5%. BSRE has undertaken to erect a surrounding structure at estimated cost of NIS 200 million and to perform all of the finishing work, as far as requested by the lessee, which is estimated at a cost NIS 75 million. BSRE will be entitled to receive from the lessee a payment equal to 7.5% of the cost of the finishing work in addition to monthly rental fees if BSRE will perform the finishing work.

18

BSRE has undertaken to finish the construction work and to transfer the building at the end of the final quarter of 2014. BSRE and the lessee have determined acceptable compensation mechanisms. As of the reporting date, BSRE obtained building permits to erect the building and the construction work has begun.

b.	The wholesale market complex

•	On May 31, 2012, Tel Aviv Lev Towers Ltd. and the Tel Aviv City Mall Ltd. (in which BSRE holds indirectly 50% together with Gindi Investments 1 Ltd and its subsidiaries., "Gindi"), completed the purchase of lease rights for the period ended on August 31, 2099 for a part of the wholesale market complex in Tel Aviv. The Purchasers paid the Sellers the balance of the consideration in the aggregate amount of approximately NIS 730 million plus VAT.

In order to pay the Balance of Consideration, the Purchasers received loans of NIS 730 million from a bank. The Loans were extended for 18 months where the principal shall be paid in one payment at the end of the period and the interest payments are payable quarterly. In addition to this loan, the Bank provided the Purchasers with an additional loan for two months in the amount of NIS 120 million to pay the VAT. To secure the loan, BSRE recorded a charge in favor of the Bank on the shares of Tel Aviv Lev Towers Ltd. and Tel Aviv City Mall Ltd. Furthermore, the land was charged in favor of the Bank.

On June 29, 2011, BSRE and Gindi entered into an agreement constituting a appendix (the Appendix) to the Memorandum of Understandings dated April 15, 2010, (MOU) that regulates the relations between the company and Gindi in all that concerns the wholesale market complex in Tel Aviv. According to the Appendix, Tel Aviv Lev Towers allocated to Gindi one additional share of NIS 1 par value for NIS 300 thousand such that after the allocation, Gindi holds (by chaining) in 50.5% of the issued and outstanding share capital of Tel Aviv Lev Towers and BSRE (by chaining) holds 49.5% of the issued and outstanding share capital. On June 29, 2012, the parties completed the above allocation.

The residential company ceased to exist under joint control in the financial statements in the second quarter of BSRE and therefore the investment in the residential company was recorded on equity method of accounting. BSRE recorded in the statements of operations a gain of NIS 19.6 million for the difference between the fair value of the Company's investment in the residential company upon losing control, and the investment balance as included in the books at this time.

19

The residential company ceased to exist under joint control in the financial statements in the second quarter of BSRE and therefore the investment in the residential company was recorded on equity method of accounting. BSRE recorded in the statements of operations a gain of NIS 19.6 million for the difference between the fair value of the Company's investment in the residential company upon losing control, and the investment balance as included in the books at this time.

•	As of June 30, 2012, BSRE recorded in its financial statements for the second quarter a gain of NIS 95 million from appreciation before taxes stemming from revaluation of real estate in the Tel Aviv City Mall Company.

c.	Hadar Mall

On June 5, 2012, BSRE entered into a loan agreement to receive finance from a group of institutional companies in order to build an addition to the extension to the Hadar Mall in Jerusalem, of which BSRE holds 50% of the rights. The lenders will extend an amount of NIS 125 million over a period of 10 years during which an aggregate of NIS 42.5 million will be repaid in 17 bi-annual payments commencing on the 18th month subsequent to the date of the loan, and the remaining sum will be repaid in a one-time payment at the end of the loan term. BSRE has the option to obtain an additional loan of NIS 40 million upon the completion of the construction. The loan is linked to the CPI and bears annual interest of 4.1%. As collateral for the repayment of the loan, BSRE placed a charge on its rights in Hadar Mall in Jerusalem.

Issuance of bonds

a.	On January 4, 2012, the bonds series of BSRE (Series D) was expanded by a private offering of NIS 150,000 thousand par value of bonds (Series D) to institutional investors for 98.5% of their par value, reflecting a return of 5.8%.

20

b.	On January 25, 2012, Midroog announced on lowering its rating on bonds (series A and C) issued by the Company, from A1 to A2 with stable outlook. In addition, Midroog granted A2 rating with stable outlook for bonds up to NIS 200 million par value the Company intends to issue by expanding Series C or by issuance of new Series with a duration up to 6 years.

c.	On February 15, 2012, the bonds series of Dor Alon (Series D) was expanded by a private offering of NIS 119,900 thousand par value of bonds (Series D) to institutional investors for 100.95% of their par value, reflecting a return of 6.9%.

d.	On April 11, 2012, the bonds series of the Company (Series C) was expanded by a private offering of NIS 35,000 thousand par value of bonds (Series C) to institutional investors for 89.5% of their par value, reflecting a return of 5.7%.

e.	On May 23, 2012, Midroog announced that it had assigned a "P-1" rating to commercial paper of up to NIS 170 million nominal value, which may be issued in the future by the Company.

f.	During the second quarter, the Company's subsidiaries acquired NIS 17.3 million par value of bonds of Series C of the Company such that as of June 30, 2012, the subsidiaries hold 13.7% of bonds Series C. Following the acquisitions, the Company recorded finance income of NIS 3.4 million in the results of the second quarter.

Post balance sheet events

a.	On July 12, 2012, Eyal Baribua Ltd. (Eyal Baribua) a company held at rate of 50% by BSRE, entered into an agreement with a bank to provide credit line of NIS 90 million to Eyal Baribua to establish the logistic center in Kibbutz Eyal. The credit line shall be extended for the establishment period and after the completion of the construction and Mega's entry into the logistic center, the credit line shall be converted into a loan where NIS 63 million shall be repaid in quarterly payments over 14 years and the balance at the end of the loan term. The credit line and the loan shall bear variable annual interest rate linked to the Prime. As collateral for the loan repayment, the real estate rights shall be charged and for the establishment period a guarantee of Eyal Baribua shareholder was granted as well.

21

b.	On August 20, 2012, the bonds series of Dor Alon (Series D) was expanded by a private offering of NIS 46,000 thousand par value of bonds (Series D) to institutional investors for 101.08% of their par value, reflecting a return of 6.9%.

c.	According to the strategy of the Company for treating losing branches, the subsidiary, Mega Retail, in July and August 2012, signed agreements with third parties under which the Company transferred the lease rights and sold the equipment attributed to 9 of its branches for a total consideration of NIS 26 million.

22

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at June 30, 2012: U.S. $1.00 equals NIS 3.923. The translation was made solely for the convenience of the reader.

###

Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company in the State of Israel and operates in four reporting segments: In its supermarket segment, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 217 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Commercial and Fueling Sites segment, through its 78.38% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores. Dor Alon operates a chain of 200 petrol stations and 204 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.22% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects.

23

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2011.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

24

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2012

(UNAUDITED)

				Convenience translation
	December 31,	June 30,		June 30,
	2011	2011	2012	2012
	NIS			U.S. dollars
	In thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	76,451	125,637	215,698	54,983
Investment in securities	300,053	291,867	315,407	80,400
Short-term bank deposits	103,942	95,203	101,611	25,901
Trade receivables	1,576,150	1,794,772	1,702,701	434,030
Other accounts receivable including current maturities of loans receivable	291,790	299,299	346,902	88,428
Derivative financial instruments	2,543	-	1,409	359
Assets classified as held for sale	3,610	54,210	-	-
Income taxes receivable	125,789	89,374	104,568	26,655
Inventories	676,590	684,983	685,901	174,841
	3,156,918	3,435,345	3,474,197	885,597

NON-CURRENT ASSETS:
Investments in associates	202,653	7,376	281,487	71,753
Derivative financial instruments	896	159,328	270	69
Real estate inventories	100,035	86,498	106,927	27,256
Payments on account of real estate	191,600	174,529	-	-
Investments in securities	33,159	29,128	37,480	9,554
Loans receivable, net of current maturities	182,654	143,068	195,384	49,805
Property and equipment, net	2,942,487	2,936,440	2,947,170	751,254
Investment property	576,093	536,438	935,645	238,503
Intangible assets, net	1,461,070	1,468,148	1,455,791	371,091
Other long-term receivables	142,331	152,008	36,123	9,208
Deferred taxes	104,321	68,401	115,580	29,462
	5,937,299	5,761,362	6,111,857	1,557,955
Total assets	9,094,217	9,196,707	9,586,054	2,443,552

25

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2012

(UNAUDITED)

				Convenience translation
	December 31,	June 30,		June 30,
	2011	2011	2012	2012
	NIS			U.S. dollars
	In thousands
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Credit and loans from banks and others	1,036,928	632,273	1,144,484	291,737
Current maturities of debentures and convertible debentures	212,726	140,980	258,539	65,903
Current maturities of long-term loans from banks	311,642	338,039	259,156	66,061
Trade payables	1,243,914	1,432,815	1,343,268	342,408
Other accounts payable and accrued expenses	730,985	793,308	755,885	192,681
Customers' deposits	27,733	28,265	27,696	7,060
Derivative financial instruments	2,814	6,724	9,377	2,390
Income taxes payable	6,311	2,253	4,672	1,191
Provisions	78,266	73,042	71,379	18,195
	3,651,319	3,447,699	3,874,456	987,626

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	1,240,487	1,362,958	1,368,318	348,794
Convertible debentures, net of current maturities	118,826	119,101	119,771	30,530
Debentures, net of current maturities	2,034,047	2,140,119	2,218,311	565,463
Other liabilities	264,597	266,159	158,885	40,501
Derivative financial instruments	16,701	11,328	9,204	2,346
Liabilities in respect of employee benefits, net of amounts funded	62,245	52,809	60,649	15,460
Deferred taxes	*159,769	*134,866	173,851	44,316
	3,896,672	4,087,340	4,108,989	1,047,410
Total liabilities	7,547,991	7,535,039	7,983,445	2,035,036

EQUITY:
Equity attributed to equity holders of the Company:
Ordinary shares of NIS 1 par value	79,881	79,878	79,881	20,362
Additional paid-in capital	1,219,279	1,219,282	1,219,279	310,803
Other reserves	(9,672)	(22,355)	(13,093)	(3,337)
Accumulated deficit	*(106,434)	*9,312	(76,556)	(19,515)
	1,183,054	1,286,117	1,209,511	308,313

Non-controlling interests	*363,172	*375,551	393,098	100,203
Total equity	1,546,226	1,661,668	1,602,609	408,516
Total liabilities and equity	9,094,217	9,196,707	9,586,054	2,443,552

* Retroactive application, see events during the reporting period

26

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2012

(UNAUDITED)

						Convenience
						translation
	Year ended	Six months		Three months		for the six months
	December 31,	ended June 30,		ended June 30,		ended June 30,
	2011	2011	2012	2011	2012	2012
	NIS					U.S. dollars
	In thousands (except per share data)
Revenues	15,296,255	7,599,468	7,986,855	3,890,000	4,090,473	2,035,905
Less – government levies	2,813,671	1,383,885	1,473,242	681,536	755,385	375,540
Net revenues	12,482,584	6,215,583	6,513,613	3,208,464	3,335,088	1,660,365
Cost of sales	9,566,876	4,734,112	5,094,200	2,456,471	2,614,299	1,298,547
Gross profit	2,915,708	1,481,471	1,419,413	751,993	720,789	361,818
Selling, general and administrative expenses	2,638,845	1,283,690	1,327,514	645,959	664,464	338,393
Operating profit before other gains and losses and changes in fair value of investment property	276,863	197,781	91,899	106,034	56,325	23,425
Other gains	1,358	1,000	19,845	-	19,845	5,059
Other losses	(19,577)	(7,284)	(2,195)	(4,375)	(2,023)	(560)
Increase in fair value of investment property, net	41,913	19,445	84,334	16,390	81,649	21,497
Operating profit	300,557	210,942	193,883	118,049	155,796	49,421
Finance income	156,837	131,314	37,352	86,313	17,658	9,521
Finance expenses	(332,839)	(187,265)	(176,299)	(101,523)	(113,374)	(44,940)
Finance expenses, net	(176,002)	(55,951)	(138,947)	(15,210)	(95,716)	(35,419)
Share in gains of associates	5,746	1,317	4,804	104	1,201	1,225
Income before taxes on income	130,301	156,308	59,740	102,943	61,281	15,227
Taxes on income	46,588	46,805	8,524	31,114	12,848	2,173

Net income for the period	83,713	109,503	51,216	71,829	48,433	13,054

Attributable to:
Equity holders of the Company	59,513	94,947	22,482	64,959	28,827	5,731
Non-controlling interests	24,200	14,556	28,734	6,870	19,606	7,323

Earnings per ordinary share or ADS attributable to equity holders of the company
Basic	0.90	1.44	0.34	0.99	0.44	0.09
Fully diluted	0.79	1.41	0.34	0.95	0.44	0.09
Weighted average number of shares or ADSs used for computation of earnings per share:
Basic	65,940	65,925	65,954	66,947	65,238	65,954
Fully diluted	66,167	66,395	65,954	66,253	65,238	65,954

27

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2012

(UNAUDITED)

						Convenience
						translation
	Year ended	Six months ended		Three months ended		for the six months ended
	December 31,	June 30,		June 30,		June 30,
	2011	2011	2012	2011	2012	2012
	NIS in thousands					U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes on income	130,301	156,308	59,740	102,943	61,281	15,227
Income tax received (paid), net	(79,368)	(40,626)	16,267	(20,946)	26,897	4,147
Adjustments for cash generated from operations	576,664	318,828	(54,901)	136,487	(229,871)	(13,993)
Net cash provided (used in) by operating activities	627,597	434,510	21,106	218,484	(141,743)	5,381
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(261,101)	(135,312)	(121,351)	(69,778)	(44,546)	(30,933)
Purchase of investment property	(55,524)	(32,859)	(150,018)	(12,518)	(144,743)	(38,241)
Purchase of intangible assets	(30,717)	(8,476)	(35,225)	(3,483)	(18,701)	(8,979)
Proceeds from collection of (investment in) short-term bank deposits, net	(5,858)	2,881	2,331	(3,226)	(4,212)	594
Proceeds from sale of property and equipment	12,864	11,383	1,782	293	1,344	454
Proceeds from sale of investment property	50,600	-	3,610	-	3,610	920
Investment in restricted deposits	(102,603)	(95,406)	(69,910)	(8,129)	(60,981)	(17,821)
Proceeds from sale of marketable securities	118,957	48,424	109,807	28,822	44,560	27,989
Investment in marketable securities	(122,646)	(46,800)	(133,885)	(25,128)	(38,694)	(34,128)
Dividend received	-	-	11,000	-	11,000	2,804
Acquisition of equity accounted investee	(36,415)	-	-	-	-	-
Grant of loans to jointly controlled companies	(200)	-	(3,300)	-	(3,300)	(841)
Grant of loans to controlling shareholders	(144,962)	(62,342)	(35,268)	(609)	(11,685)	(8,989)
Payments on account of real estate	(9,187)	-	(16,347)	-	(5,841)	(4,167)
Collection of long-term loans	22,885	5,114	10,561	2,087	7,190	2,691
Net outflow from realization of proportionately consolidated company	-	-	(3,085)	-	(3,085)	(786)
Interest received	16,552	13,082	9,363	7,743	4,311	2,386
Net cash used in investing activities	(547,355)	(300,311)	(419,935)	(83,926)	(263,773)	(107,047)

28

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2012

(UNAUDITED)

						Convenience
						translation
						for the six
	Year ended	Six months ended		Three months ended		months ended
	December 31,	June 30,		June 30,		June 30,
	2011	2011	2012	2011	2012	2012
	NIS in thousands					U.S. dollars in thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury shares	(4,035)	(4,035)	-	(82)	-	-
Dividends paid	(75,000)	-	-	-	-	-
Dividend paid to non-controlling interests	(30,669)	(16,821)	-	(16,821)	-	-
Issuance of debentures	-	-	295,567	-	31,325	75,342
Repayment of debentures	(174,955)	(138,559)	(92,156)	(136,254)	(88,249)	(23,491)
Transactions with non-controlling interests in subsidiary without loss of control	(15,217)	-	-	-	-	-
Receipt of long-term loans	213,648	109,547	498,259	107,000	497,759	127,010
Repayment of long-term loans	(382,557)	(126,110)	(188,107)	(66,551)	(68,304)	(47,950)
Repayment of long term credit from trade payables	(1,750)	(870)	-	(435)	-	-
Short-term credit from banks and others, net	582,503	169,990	142,141	32,669	204,853	36,233
Proceeds from issue of shares relating to share based payments in the company and a subsidiary	143	140	-	16	-	-
Acquisition of shares from non-controlling interests	-	(7,927)	(682)	-	-	(174)
Interest paid	(222,771)	(110,348)	(117,408)	(54,637)	(60,528)	(29,928)
Net cash provided by (used in) financing activities	(110,660)	(124,993)	537,614	(135,095)	516,856	137,042

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	(30,418)	9,206	138,785	(537)	111,340	35,376
Translation differences on cash and cash equivalents	37	(2)	23	10	26	6
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	104,131	104,131	73,750	113,862	101,192	18,800
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	73,750	113,335	212,558	113,335	212,558	54,182

29

(Continued - 2)

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2012

(UNAUDITED)

						Convenience
						translation
						for the six
	Year ended	Six months		Three months		months ended
	December 31,	ended June 30,		ended June 30,		June 30,
	2011	2011	2012	2011	2012	2012
	NIS					U.S. dollars
	In thousands

(a) Net cash provided by operating activities:

Adjustments for:
Depreciation and amortization	273,746	135,872	138,362	67,934	68,492	35,269
Increase in fair value of investment property, net	(41,913)	(19,445)	(84,334)	(16,390)	(81,649)	(21,497)
Gain from decrease in holding rate in proportionately consolidated company	-	-	(19,622)	-	(19,622)	(5,002)
Share in gains of associates	(5,309)	(880)	(4,804)	(104)	(1,201)	(1,225)
Share based payment	3,270	1,878	727	764	264	185
Loss from sale and disposal of property and equipment, net	2,448	612	1,218	1,259	996	311
Provision for impairment of property and equipment, net	7,815	1,305	-	928	-	-
Loss (gain) from changes in fair value of derivative financial instruments	(107,553)	(103,525)	766	(77,328)	(6,817)	195
Linkage differences on monetary assets, debentures, loans and other long term liabilities	71,465	69,427	29,796	41,077	29,354	7,596
Employee benefit liability, net	177	1,318	(1,596)	545	541	(407)
Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	1,190	2,353	(2,342)	873	(1,495)	(597)
Interest paid, net	184,963	84,109	96,111	39,649	48,480	24,499
Changes in operating assets and liabilities:
Investment in real estate inventories	(5,637)	(4,100)	(247,803)	(2,117)	(246,980)	(63,167)
Payments on account of real estate inventories	(8,852)	(3,674)	(11,692)	(2,609)	(1,302)	(2,980)
Decrease (increase) in trade receivables and other accounts	104,743	(136,030)	(160,810)	187,684	226,415	(40,991)
Increase in advances from purchasers of apartments	102,603	95,406	69,910	9,314	63,480	17,821
Increase (decrease) in trade payables and other accounts payable	(10,198)	198,889	150,523	(181,861)	(407,043)	38,370
Decrease (increase) in inventories	3,706	(4,687)	(9,311)	66,869	98,216	(2,373)
	576,664	318,828	(54,901)	136,487	(229,871)	(13,993)

30

(Concluded - 3)

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2012

(UNAUDITED)

						Convenience
						translation
						for the six
						months
	Year ended	Six months		Three months		ended
	December 31,	ended June 30,		ended June 30,		June 30,
	2011	2011	2012	2011	2012	2012
	NIS					U.S. dollars
	In thousands
(b) Supplementary information on investing and financing activities not involving cash flows:
Issue of shares upon conversion of convertible debentures	896	901	-	901	-	-
Purchase of property and equipment on credit	10,769	(11,432)	8,879	(5,562)	3,949	2,263
Advances from customers deposited in restricted use deposit	-	(21,673)	-	(316)	-	-
Issue of shares against acquisition of shares in subsidiary	154,433	-	-	-	-	-

31

				Convenience
				translation
	December 31,	June 30,		June 30,
	2011	2011	2012	2012
	NIS			U.S. dollars
	In thousands
	Alon Holdings
Cash and cash equivalence	1,909	2,273	900	229
Investment in securities	64,657	62,119	67,025	17,085
Total assets	66,566	64,392	67,925	17,314
Short term and Long-term debt:
Short term loans from banks	195,764	74,157	130,632	33,299
Long term loans from banks	171,555	187,984	173,714	44,281
Debentures	232,341	317,326	252,252	64,301
Total long-term debt	599,660	579,467	556,598	141,881
Equity:
Equity attributable to equity holders of the company:	1,183,054	1,286,117	1,029,511	308,313
Total debt, net	(1,716,148)	(1,801,192)	(1,698,184)	(432,880)

32

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND EBITDA

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2012

(UNAUDITED)

						Convenience
						translation
						for the six
						months
	Year ended	Six months		Three months		ended
	December 31,	ended June 30,		ended June 30,		June 30,
	2011	2011	2012	2011	2012	2012
	NIS in thousands					U.S. dollars in thousands

Net income for the period	83,713	109,503	51,216	71,829	48,433	13,054
Taxes on income	46,588	46,805	8,524	31,114	12,848	2,173
Share in gains of associates	(5,746)	(1,317)	(4,804)	(104)	(1,201)	(1,225)
Finance expenses, net	176,002	55,951	138,947	15,210	95,716	35,419
Other losses (gains), net	18,219	6,284	(17,650)	4,375	(17,822)	(4,499)
Changes in fair value of investment property	(41,913)	(19,445)	(84,334)	(16,390)	(81,649)	(21,497)
Depreciation and amortization	273,746	135,872	138,362	67,934	68,492	35,269
Share based payment	3,270	1,878	727	764	264	185
EBITDA	553,879	335,531	230,988	174,732	125,081	58,879

33

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

FOR THE THREE AND SIX MONTH PERIOD ENDED JUNE 30, 2012

(UNAUDITED)

Note 1 - Segment reporting

The Company includes segment information according to IFRS 8. The reporting is based on the Company's organizational structure, the internal reporting, the allocation of resources and the decision-making process. The Company presents four segments: Supermarkets, Commercial and fueling sites, Non-food Retail and Wholesale and Real estate.

The Company's four operating segments consist of the following:

(1)	Commercial and fueling sites – Through its subsidiary Dor-Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The commercial and fueling sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of cost arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the total operating profit.

(2)	Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of June 30, 2012, Mega Retail operated 217 supermarkets. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices).

(3)	Non-food (Retail and Wholesale) –Through its subsidiary, BEE Group Retail Ltd. ("BEE Group"), the Company is engaged in non-food retail and wholesale activities. As of June 30, 2012, BEE Group operated 239 non-food retail outlets, mostly through franchisees, with specialties in houseware and home textile, toys, leisure, and infant.

(4)	Real Estate - Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project.

34

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

FOR THE THREE AND SIX MONTH PERIOD ENDED JUNE 30, 2012

(UNAUDITED)

Note 1 - Segment reporting (continued)

	Three months ended June 30, 2012
	Commercial and fueling sites	Supermarkets	Non-food	Real estate	Others	Adjustments	Total consolidated
	NIS in thousands
Net segment sales	1,575,819	1,653,510	96,392	8,985	382	-	3,335,088
Inter segment sales	8,558	-	5,090	-	-	(13,648)	-
Gross profit (loss)	234,393	445,815	35,622	8,985	(4,026)	-	720,789
Depreciation and amortization	23,828	40,260	2,775	-	-	1,629	68,492
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	54,547	32,410	(6,965)	(1,783)	(7,037)	(9,066)	62,106
Segment profit	54,544	31,391	(7,742)	99,487	(7,037)	(9,066)	161,577
Unallocated corporate expenses							(5,781)
Financial expenses, net							(95,716)
Share in gains of associates, net							1,201
Income before taxes on income							61,281

	Three months ended June 30, 2011
	Commercial and fueling sites	Supermarkets	Non-food	Real estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment sales	1,328,257	1,766,464	105,302	8,441	-	-	3,208,464
Inter segment sales	7,125	-	10,551	-	-	(17,676)	-
Gross profit	222,979	480,366	40,207	8,441	-	-	751,993
Depreciation and amortization	23,576	40,432	3,364	-	-	562	67,934
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	50,644	68,029	(4,361)	3,790	(461)	(5,891)	111,750
Segment profit	50,579	66,716	(7,374)	20,180	(461)	(5,875)	123,765
Unallocated corporate expenses							(5,716)
Financial expenses, net							(15,210)
Share in gains of associates, net							104
Income before taxes on income							102,943

35

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

FOR THE THREE AND SIX MONTH PERIOD ENDED JUNE 30, 2012

(UNAUDITED)

Note 1 - Segment reporting (continued)

	Six months ended June 30, 2012
	Commercial and fueling sites	Supermarkets	Non-food	Real estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment sales	3,006,107	3,279,529	210,554	17,041	382	-	6,513,613
Inter segment sales	17,235	-	17,217	-	-	(34,452)	-
Gross profit (loss)	439,638	882,393	84,368	17,041	(4,027)	-	1,419,413
Depreciation and amortization	47,470	82,207	5,427	-	-	3,258	138,362
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	87,745	49,614	(2,308)	393	(10,719)	(20,203)	104,522
Segment profit	87,968	48,323	(3,212)	104,349	(10,719)	(20,203)	206,506
Unallocated corporate expenses							(12,623)
Financial expenses, net							(138,947)
Share in gains of associates, net							4,804
Income before taxes on income							59,740

	Six months ended June 30, 2011
	Commercial and fueling sites	Supermarkets	Non-food	Real estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment sales	2,576,497	3,402,999	221,374	14,713	-	-	6,215,583
Inter segment sales	14,608	-	20,367	-	-	(34,975)	-
Gross profit	441,387	938,432	86,939	14,713	-	-	1,481,471
Depreciation and amortization	45,818	80,181	6,871	-	-	3,002	135,872
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	100,973	117,601	(1,622)	6,303	(1,136)	(12,682)	209,437
Segment profit	100,908	116,288	(6,527)	25,749	(1,136)	(12,682)	222,600
Unallocated corporate expenses							(11,658)
Financial expenses, net							(55,951)
Share in gains of associates, net							1,317
Income before taxes on income							156,308

36

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

FOR THE THREE AND SIX MONTH PERIOD ENDED JUNE 30, 2012

(UNAUDITED)

Note 1 - Segment reporting (continued)

	Year ended December 31, 2011
	Commercial and fueling sites	Supermarkets	Non-food	Real estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment sales	5,301,865	6,723,845	425,853	31,021	-	-	12,482,584
Inter segment sales	36,087	-	31,810	-	-	(67,897)	-
Gross profit	876,040	1,850,764	157,883	31,021	-	-	2,915,708
Depreciation and amortization	96,130	159,601	12,011	-	-	6,004	273,746
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	173,681	177,346	(34,915)	15,395	(5,698)	(26,235)	299,574
Segment profit	173,578	169,697	(45,382)	57,307	(5,698)	(26,235)	323,267
Unallocated corporate expenses							(22,710)
Financial expenses, net							(176,002)
Share in gains of associates, net							5,746
Income before taxes on income							130,301

	Six months ended June 30, 2012
	Commercial and fueling sites	Supermarkets	Non-food	Real estate	Others	Adjustments	Total consolidated
	U.S. dollars in thousands

Net segment sales	766,278	835,974	53,672	4,344	97	-	1,660,365
Inter segment sales	4,393	-	4,389	-	-	(8,782)	-
Gross profit (loss)	112,067	224,928	21,506	4,344	(1,027)	-	361,818
Depreciation and amortization	12,100	20,955	1,383	-	-	831	35,269
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	22,366	12,647	(588)	100	(2,732)	(5,150)	26,643
Segment profit	22,423	12,318	(819)	26,599	(2,732)	(5,150)	52,639
Unallocated corporate expenses							(3,218)
Financial expenses, net							(35,419)
Share in gains of associates, net							1,225
Income before taxes on income							15,227

37